EXHIBIT 2

Schedule A

Transactions during the past 60 days

(as amended, as of 4/3/2025)

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Min	Max
2/3/2025	Purchase	483,129	$0.25	$0.23	$0.26

*The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the table above.